Via Facsimile and U.S. Mail
Mail Stop 6010

March 20, 2007

Mr. James M. DeMesa
President and Chief Executive Officer
MIGENIX, Inc.
3650 Westbrook Mall
Vancouver, B.C. V6S 2L2
Canada

>   **Re: MIGENIX, Inc.**
>   **Form 20-F for Fiscal Year Ended April 30, 2006**
>   **File No. 0-22966**

Dear Mr. DeMesa:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with more information so we may better understand your
disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended April 30, 2006

Item 5. Operating and Financial Review and Prospects, page 42

1.   Please expand your disclosure by referring to the Division of Corporation Finance
        "Current Issues and Rulemaking Projects Quarterly Update" under section VIII –
        Industry Specific Issues – Accounting and Disclosure by Companies Engaged in
        Research and Development Activities. You can find it at the following website
        address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

        Consistent with comments one and two of our March 28, 2003 comment letter,
        please provide us in a disclosure-type format, proposed disclosure that provides
        the following information for each of your major research and development
        projects or tell us how your current disclosure complies:

      a. The costs incurred during each period presented and to date on the project;

      b. The nature, timing and estimated costs of the efforts necessary to complete the project;

      c. The anticipated completion dates;

      d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

      e. The period in which material net cash inflows from significant projects are expected to commence.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Item 18. Financial Statements

Note 16: Collaborative Development, Licensing and Royalty Agreements, page 131

2.   In both Notes 16[a] and 16[b] you disclose that you recognized up-front fees associated with your Cadence Pharmaceuticals Inc. and Cutanea Life Sciences Inc. agreements in the year of receipt because you have limited involvement in the ongoing development of underlying products. In the case of the Cadence agreement you also disclose that you participate in a Joint Management Development Committee. Please explain to us the continuing involvement you have in each of these cases and explain to us why you recognized revenue upon receipt under US GAAP. In your response, please ensure that you discuss all your obligations under your agreements and that you reference the authoritative literature you relied upon to support you US GAAP accounting.

Note 18: Reconciliation of Generally Accepted Accounting Principles, page 135

3.   Your table at the bottom of page 136 indicating the impact of significant US GAAP variations on your consolidated balance sheets does not appear to clearly indicate the amount of each material variation between the amounts appearing on your Canadian GAAP balance sheets and the amounts determined under US GAAP as required by Item 17(c)(2)(ii) of Form 20-F. Although this guidance provides latitude in the presentation, the presentation chosen should clearly indicate and describe the GAAP differences on your balance sheets. It is not clear whether you are attempting to present the US GAAP balances or the adjustments that must be made to your Canadian GAAP balances to derive the US GAAP balances. Please provide us in a disclosure-type format, revised disclosure that

clearly depicts how you reconcile your balance sheet items from Canadian GAAP to US GAAP.

Note 19: Subsequent Events, page 139

4.   In Note 19[a] you indicate that you completed a financing related to the sale of a portion of the future royalties from your license agreements with Cadence and Cutanea. From your fiscal third quarter earnings press release filed on Form 6-K on March 13, 2007, it is apparent that you classify these securities partially in liabilities and partially in equity for Canadian GAAP purposes. Please provide us in a disclosure-type format, proposed disclosure that will explain your classification of these securities for US GAAP purposes. In your disclosure please explain the provisions of these securities that cause you to bifurcate the classification for Canadian GAAP purposes and, if true, why you classify these securities differently for US GAAP purposes. In your response please reference for us separately the authoritative literature you rely upon to support your US GAAP accounting.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please submit your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant